UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )*

58.com Inc.
(Name of Issuer)

Ordinary shares
(Title of Class of Securities)

G34136 104
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Jinbo Yao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 36,833,708[1] ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 29,418,640[2] ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,833,708[1] ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.2%.[3] The voting power of the shares beneficially owned represent 27.4% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON IN

1 Consists of 29,418,640 Class B ordinary shares held by Nihao China Corporation and 7,415,068 Class B ordinary shares beneficially owned by certain of the Issuer’s executive officers and employees who acquired the ownership of these shares pursuant to the Issuer’s employee stock option plan and who authorize Mr. Yao to vote these shares on their behalf under power of attorney. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

2 Consists of 29,418,640 Class B ordinary shares held by Nihao China Corporation, representing 22.3% of the total outstanding Class B ordinary shares of the Issuer. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

3 Based on 158,876,693 outstanding ordinary shares as a single class, being the sum of 27,064,706 Class A ordinary shares and 131,811,987 Class B ordinary shares outstanding as of December 31, 2013 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 27.4% of the total outstanding voting power.

1	NAMES OF REPORTING PERSONS Credit Suisse Trust Limited as Trustee of The Xinyi Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 29,418,640[4] ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 29,418,640[4] ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,418,640[4] ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5%.[5] The voting power of the shares beneficially owned represent 21.9% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON OO

4 Consists of 29,418,640 Class B ordinary shares, representing 22.3% of the total outstanding Class B ordinary shares of the Issuer. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

5 Based on 158,876,693 outstanding ordinary shares as a single class, being the sum of 27,064,706 Class A ordinary shares and 131,811,987 Class B ordinary shares outstanding as of December 31, 2013 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 21.9% of the total outstanding voting power.

1	NAMES OF REPORTING PERSONS Xinyi Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 29,418,640[4] ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 29,418,640[4] ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,418,640[4] ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5%.[5] The voting power of the shares beneficially owned represent 21.9% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON CO

4 Consists of 29,418,640 Class B ordinary shares, representing 22.3% of the total outstanding Class B ordinary shares of the Issuer. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

5 Based on 158,876,693 outstanding ordinary shares as a single class, being the sum of 27,064,706 Class A ordinary shares and 131,811,987 Class B ordinary shares outstanding as of December 31, 2013 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 21.9% of the total outstanding voting power.

1	NAMES OF REPORTING PERSONS Nihao China Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 29,418,640[4] ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 29,418,640[4] ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,418,640[4] ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5%.[5] The voting power of the shares beneficially owned represent 21.9% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON CO

4 Consists of 29,418,640 Class B ordinary shares, representing 22.3% of the total outstanding Class B ordinary shares of the Issuer. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

5 Based on 158,876,693 outstanding ordinary shares as a single class, being the sum of 27,064,706 Class A ordinary shares and 131,811,987 Class B ordinary shares outstanding as of December 31, 2013 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 21.9% of the total outstanding voting power.

ITEM 1(a).	NAME OF ISSUER:

58.com Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Block E, the North American International Business Center

Yi 108 Beiyuan Road, Chaoyang District

Beijing 100101, People's Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Jinbo Yao

Credit Suisse Trust Limited as Trustee of The Xinyi Trust

Xinyi Limited

Nihao China Corporation

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Jinbo Yao

c/o Block E, the North American International Business Center

Yi 108 Beiyuan Road, Chaoyang District

Beijing 100101

People's Republic of China

Xinyi Limited

The Bahamas Financial Centre,

Shirley and Charlotte Streets

P.O. Box N-3023, Nassau, Bahamas

Credit Suisse Trust Limited

1 Raffles Link #05-02

Singapore 039393

Nihao China Corporation

Trinity Chambers P.O. Box 4301

Road Town, Tortola

British Virgin Islands

ITEM 2(c).	CITIZENSHIP:

Jinbo Yao – People’s Republic of China

Xinyi Limited – Bahamas

Credit Suisse Trust Limited – Singapore

Nihao China Corporation – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares of par value of $0.00001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

ITEM 2(e).	CUSIP NO.:

G34136 104

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of par value of $0.00001 per share of 58.com Inc. (the “Issuer”) by each of the reporting persons is provided as of December 31, 2013:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jinbo Yao	36,833,708	23.2%	36,833,708	0	29,418,640	0
Credit Suisse Trust Limited as trustee of The Xinyi Trust	29,418,640	18.5%	29,418,640	0	29,418,640	0
Xinyi Limited	29,418,640	18.5%	29,418,640	0	29,418,640	0
Nihao China Corporation	29,418,640	18.5%	29,418,640	0	29,418,640	0

The above table includes collectively those Class A Ordinary Shares and Class B Ordinary Shares held by each reporting person, and assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

The 36,833,708 ordinary shares of the Issuer beneficially owned by Mr. Jinbo Yao comprise the following: (i) 29,418,640 Class B ordinary shares directly held by Nihao China Corporation and (ii) an aggregate of 7,415,068 Class B ordinary shares beneficially owned by certain of the Issuer’s executive officers and employees who acquired the ownership of these shares pursuant to the Issuer’s employee stock option plan and who authorize Mr. Yao to vote these shares on their behalf under power of attorney.

Nihao China Corporation, a British Virgin Islands company, directly holds 29,418,640 Class B ordinary shares of the Issuer. Nihao China Corporation is 100% beneficially owned by Xinyi Limited, which in turn is wholly owned by Credit Suisse Trust Limited as trustee of The Xinyi Trust with Mr. Jinbo Yao as settlor and Mr. Jinbo Yao and his family members as beneficiaries. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Jinbo Yao, Xinyi Limited and Credit Suisse Trust Limited as the trustee of The Xinyi Trust may be deemed to beneficially own all of the ordinary shares of the Issuer held by Nihao China Corporation.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

Jinbo Yao	/s/ Jinbo Yao
Jinbo Yao

Xinyi Limited	By:	/s/ Valerie Wong & Dominik Birri
Name: Valerie Wong & Dominik Birri
Title: Authorized Signatories
For and on behalf of Bakit Merah Limited
as Corporate Director

Credit Suisse Trust Limited as Trustee of	By:	/s/ Valerie Wong & Dominik Birri
The Xinyi Trust		Name: Valerie Wong & Dominik Birri
Title: Authorized Signatories
For and on behalf of Credit Suisse Trust Limited

Nihao China Corporation	By:	/s/ Jinbo Yao
Name: Jinbo Yao
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement